ACKNOWLEDGEMENT MEMORANDUM

TO: GARY TODD , SECURITIES AND EXCHANGE COMMISSION

FROM:  FRANK NEUKOMM, RANDALL NEWTON

SUBJECT: REQUIRED STATEMENTS RE: COMMENTS LETTER DATED JULY 28, 2006

DATE: 10/10/2006

CC: FILE

In connection with our response to your comments letter dated July 28, 2006, we make the following acknowledgements:

1.	We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/Frank Neukomm	/s/ Randall Newton
Frank Neukomm Chief Executive Officer October 10, 2006	Randall Newton Chief Financial Officer October 10, 2006